Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee
Univest Corporation of Pennsylvania

We consent to the incorporation by reference in the registration statement (No. 333‑152542) on Form S-8 of Univest Corporation of Pennsylvania of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i - schedule of Assets (Held at End of Year) at December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 29, 2015